UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 000-51672

FREESEAS INC.

(Name of Registrant)

10, Eleftheriou Venizelou Street (Panepistimiou Ave.), 106 71, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.          Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On July 5, 2013, FreeSeas Inc. (the “Company”) entered into a Debt Purchase and Settlement Agreement (the “Settlement Agreement”) with Deutsche Bank Nederland N.V. (“Deutsche Bank”), Hanover Holdings I., LLC (“Hanover”) and the Company’s wholly-owned subsidiaries: Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A. and Adventure Eleven S.A.

Pursuant to the terms of the Settlement Agreement, Hanover has agreed to purchase $10,500,000 of outstanding indebtedness owed by the Company to Deutsche Bank, out of a total outstanding amount owed of $29,958,205.28, subject to the satisfaction of a number of conditions set forth in the Settlement Agreement. Upon payment in full of the $10,500,000 purchase price for such purchased indebtedness by Hanover to Deutsche Bank in accordance with the terms and conditions of the Settlement Agreement, the remaining outstanding indebtedness of the Company and its subsidiaries to Deutsche Bank shall be forgiven, and the mortgages of two security vessels will be discharged.

The Settlement Agreement does not become effective until Hanover deposits in escrow an amount of $2,500,000 plus all reasonably incurred legal fees and expenses and the parties enter into an escrow agreement (the “Settlement Conditions”). If the Settlement Conditions are not met by August 2, 2013 (20 trading days after execution of the Settlement Agreement), the Settlement Agreement will automatically dissolve without any further action of the parties. In addition, the Settlement Agreement will automatically terminate upon the occurrence of certain events set forth in the Settlement Agreement. In addition, Deutsche Bank has the right to terminate the Settlement Agreement upon the failure of Hanover to make certain installment payments of the purchase price for the purchased debt within certain time frames set forth in the Settlement Agreement.

The description of the Settlement Agreement does not purport to be complete and is qualified in its entirety by reference to the Settlement Agreement, which is filed as Exhibit 99.1 to this report and incorporated herein by reference.

The following exhibits are filed herewith:

Exhibit Number	Description

99.1	Form of Debt Purchase and Settlement Agreement, dated as of July 5, 2013 by and among FreeSeas Inc., Adventure Two S.A., Adventure Three S.A., Adventure Seven S.A., Adventure Eleven S.A., Deutsche Bank Nederland N.V. and Hanover Holdings I., LLC
99.2	Press Release, dated July 10, 2013, issued by FreeSeas Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREESEAS INC.

Date: July 10, 2013	By:	/s/ ALEXANDROS MYLONAS
Alexandros Mylonas
Chief Financial Officer